Cove Street Capital, LLC Urges Fellow Shareholders to Vote for Stockholder Proposal Regarding Equal Share Votes.

EL SEGUNDO, CA, August 21, 2017 - Cove Street Capital, LLC, a Los Angeles based investment management firm whose clients represent the largest independent shareholder in Westell Technologies, urges its fellow shareholders to vote for Proposal Number 5 in the current Westell proxy, which calls for the elimination of the dual class capital structure through a recapitalization plan.

“Once again shareholders have an opportunity to have their voices heard in what remains one of the great cesspools of shareholder value destruction,” states Cove Street Capital principal Eugene Robin, CFA. “The only reason Westell continues as a publicly-traded entity that has lost roughly 65% of its value over the prior 5 years is that the Penny Family Trust retains its B-share class ownership, which provides it with a majority vote well in excess of its economic interest.” Robin adds, “To paraphrase Carl Icahn, our forefathers died fighting tyranny, the least we can do is vote against it.”

At last year’s annual meeting, 72% of Shareholders not affiliated with the Penny family voted against Robert C. Penny III and his nephew Robert Foskett for re-election to the Board of Directors.

Every leading proxy access firm recommends AGAINST A/B structures, which entrench voting control at public companies. In fact, per ISS’s new voting guidelines, ISS will vote against Boards of companies trying to “implement a multi-class capital structure affording unequal voting rights.”

Mr. Robin will once again attend the Westell Annual Meeting at the Sheraton Lisle Hotel outside of Chicago on September 12, 2017 at 10:00am CDT, and urges other shareholders to attend. Cove Street also urges the company’s directors to attend the meeting, a seemingly common corporate governance practice that apparently is not shared by some of Westell’s Directors.

Re-read Mr. Robin’s speech from the 2016 annual meeting: covestreetcapital.com/Westell.

Cove Street also wants to address several issues noted in a company press release dated June 13, 2017 entitled, “Open Letter to Shareholders” and the company’s response to this proxy proposal:

1.	Shareholders did not “recommit” to the company by approving a reverse stock split that prevented the company from being kicked off the NASDAQ system from a stock price below $1. We voted for the obvious—kick the can down the road a little more to see if we can survive the latest gasp of futility by the Westell Board. It is interesting to note that the two new Board Members—Mark Zorko and Cary Wood—have not put a single dime of their money into the stock as of this writing since joining the Board.
2.	While we do applaud the efficiency efforts of “former and interim” CEO Kirk Brannock to stem the bleeding of the company, the fact of the matter is that Westell has been free cash flow negative three years in a row and seven of the last ten years. Losing less money than before is not an “exciting inflection point” worthy of a cheer, particularly given the history of Westell.
3.	New CEO, Matthew Brady seems like a fine gentleman who repeats the usual platitudes of a new CEO. However, how can Westell grow at half the staff levels of four years ago when four years ago, with revenues north of $100 million, they failed miserably to execute on all of their growth and profitability initiatives? The industry certainly has not gotten any less competitive and is arguably more cutthroat judging by the stock performance of its competitors. How is the promise of yet another new set of products to save the company believable?
4.	The Company’s argument against our proposal makes no sense. It mentions that the dual class voting structure is in place to provide “stability from outside pressures and influences,” and thus with its very words proves our point. How can Shareholders hope to affect any change when the dual class voting structure prevents our voices from ever changing the Board and direction of the Company? The Company also argues that “stockholder interests have long been protected” by the Board and the current voting structure. Unfortunately, it fails to mention the value destruction perpetuated by any variety of Boards over the past two decades as well as the simple fact that any Board at Westell is still beholden to the singular influence of Robert Penny and the Penny family through its control of the B shares. Instead of protecting our interests, the dual class structure ignores them.

Our message to shareholders is simple. Westell cannot compete in the current global marketplace given its pitiful size and scale, no matter who is running it. The company does have value to a third party given legacy products and conceptual access to a sales channel, but this value diminishes every day. Our research suggests that the company can be sold at prices in excess of current levels. The only reason this does not happen is that the Penny Family Trust owns the B-shares which provides them with voting control. This is a Board that has refused to meet with its largest shareholder over the past four years.

We urge shareholders to vote for Proxy Proposal No. 5.

Important Information:

Cove Street Capital, LLC, a Delaware Limited Liability Company, is a California based, SEC registered investment advisor. It presently owns 10.46% of the Westell shares outstanding. For questions please contact Questions@covestreetcapital.com.